VIA ELECTRONIC TRANSMISSION

April 24, 2012

Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Washington D.C. 20549

Dear Ms. Jenkins:

Re:	Comment letter to V.F. Corporation (the “Company”) dated April 11, 2012 relating to Form 10-K for the fiscal year ended December 31, 2011

We are responding to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated April 11, 2012 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2011.

For ease of reference in this letter, your comment appears in italics directly above the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Non-GAAP Financial Information, page 51

It appears that you have presented an alternative income statement which excludes the impact of the 2011 Timberland acquisition and the impact of 2010 impairment charges that were recorded in your GAAP-basis Statement of Income. This appears to represent a full non-GAAP income statement which puts undue prominence on the Non GAAP measures. Please confirm in future Exchange Act filings you will remove such presentation or tell us why you believe it appropriate. For additional guidance, refer to Question 102.10 of the Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures.

Response

Question 102.10 of the Staff’s Compliance and Disclosure Interpretations states:

Question: Is it appropriate to present a full non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures?

Answer: Generally, no. Presenting a full non-GAAP income statement may attach undue prominence to the non-GAAP information. [Jan. 11, 2010]

We considered the guidance above, and respectfully submit that we do not believe that our manner of presentation attached undue prominence to the non-GAAP information. Our supplemental schedule presented the required reconciliation of non-GAAP measures to the most directly comparable GAAP measures. This supplemental schedule was included in Management’s Discussion and Analysis, was labeled as non-GAAP financial information, did not include all of the financial statement line items from our GAAP income statement, and was not included in the basic financial statements or footnotes. Accordingly, we do not consider it unduly prominent.

Further, we believe our presentation of this supplemental schedule results in an enhanced understanding of our operations. Due to the significance of the Timberland acquisition in September 2011, we review financial results with our executive management, Board of Directors, analysts and investors with and without the impact of Timberland. Our supplemental schedule clearly shows the year-over-year comparison of the Company’s pre-acquisition operations in addition to the impact of the Timberland acquisition, thus facilitating a more meaningful evaluation of financial results.

In response to the Staff’s comment, we will revise the format of our supplemental schedule in future filings to reconcile only individual non-GAAP measures. We believe this presentation will provide sufficient information to help our investors understand the operating results of the business, and complies with Regulation G and Item 10(e) of Regulation S-K.

* * * * *

In connection with responding to your comment, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s time and attention. I am available to discuss with you the above comment and our response. I may be reached at 336-424-6016.

Sincerely,

/s/ Robert K. Shearer
Robert K. Shearer
Senior Vice President and
Chief Financial Officer

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